UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vialta, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92554D 30 6

(CUSIP Number)

Fred Shiu Leung Chan
Victory Acquisition Corporation
19770 Stevens Creek Blvd.
Cupertino, CA 95014

Copies to:
Rob Dellenbach
Fenwick & West LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111
(415) 875-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92554D 30 6			Page 2 of 32

1.	Name of Reporting Person: Victory Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only): 73-1732082

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 33,039,820 (1) (See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 33,039,820 (1) (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

(1)	These shares represent 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options. Victory Acquisition Corporation is a member of a group and has received shares from the other Reporting Persons under the Contribution Agreement (defined in Item 3).

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 3 of 32

1.	Name of Reporting Person: Fred Shiu Leung Chan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 33,039,820 (2) (See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 33,039,820 (2) (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (2) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

(2)	These shares represent 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options. Fred Shiu Leung Chan does not hold shares directly but is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3).

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 4 of 32

1.	Name of Reporting Person: Annie M.H. Chan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 33,039,820 (3) (See Item 5)

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 33,039,820 (3) (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (3) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

(3)	These shares represent 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options. Annie M.H. Chan does not hold shares directly but is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3).

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 5 of 32

1.	Name of Reporting Person: Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (4) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(4)	The Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 6 of 32

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (5) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(5)	The Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 7 of 32

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (6) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(6)	The Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 8 of 32

1.	Name of Reporting Person: Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (7) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(7)	The Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 9 of 32

1.	Name of Reporting Person: Shiu Leung Chan & Annie M.H. Chan Gift Trust Dated 11/20/92		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (8) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(8)	The Shiu Leung Chan & Annie M.H. Chan Gift Trust Dated 11/20/92 is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 10 of 32

1.	Name of Reporting Person: Evershine XVI, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (9) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

(9)	Evershine XVI, L.P. is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6			Page 11 of 32

1.	Name of Reporting Person: Everbright II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: -

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,039,820 (10) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.3%* (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

(10)	Everbright II, LLC, which is the General Partner of Evershine XVI, L.P., is a member of a group who contributed shares to Victory Acquisition Corporation under the Contribution Agreement (defined in Item 3) and as such may be deemed to share beneficial ownership of the shares held by the members of the group. These shares consist of 32,039,820 shares held by Victory Acquisition Corporation and 1,000,000 shares that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

*	Based on 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options exercisable within 60 days.

CUSIP No. 92554D 30 6	Page 12 of 32 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $0.001 par value per share (“Common Stock”) of Vialta, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 48461 Fremont Boulevard, Fremont, California 94538.

Item 2. Identity and Background.

     This Schedule 13D is filed by Victory Acquisition Corporation, a Delaware corporation (“Victory”); Fred Shiu Leung Chan; Annie M.H. Chan; the Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust (the “Annie M.H. Chan Trust”); the Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust (the “David Y.W. Chan Trust”); the Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust (the “Edward Y.C. Chan Trust”); the Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust (the “Michael Y.J. Chan Trust”); the Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92 (the “Fred and Annie Chan Gift Trust”); Evershine XVI, L.P. (“Evershine”), a Limited Partnership organized under the laws of the State of California; and Everbright II, LLC (“Everbright”), a Limited Liability Company organized under the laws of the State of California (collectively, the “Reporting Persons”). Each of the preceding Trusts (defined below) is organized under the laws of the State of California. The business address of each of the Reporting Persons is 19770 Stevens Creek Boulevard, Cupertino, California 95014.

     Fred Shiu Leung Chan is a citizen of the United States of America and his principal occupation is presently Chairman of the Board of the Issuer. The Issuer’s principal business address is 48461 Fremont Boulevard, Fremont, California 94538.

     Annie M.H. Chan is a citizen of the United States of America and her principal occupation is presently President of the Everlasting Private Foundation, a charitable organization. Everlasting Private Foundation’s principal business address is 19770 Stevens Creek Boulevard, Cupertino California 95014.

     Each of the Fred and Annie M.H. Chan Gift Trust, the David Y.W. Chan Trust, the Edward Y.C. Chan Trust, and the Michael Y.J. Chan Trust are trusts established by Fred Shiu Leung Chan and Annie M.H. Chan, husband and wife, for the benefit of their children; Fred Shiu Leung Chan and Annie M.H. Chan are not the trustees of such trusts and do not have any authority over such trusts. The Annie M.H. Chan Trust was established solely by Annie M.H. Chan for the benefit of her children. The Annie M.H. Chan Trust, the David Y.W. Chan Trust, the Edward Y.C. Chan Trust, the Michael Y.J. Chan Trust and the Fred and Annie Chan Gift Trust are collectively referred to in this Schedule 13D as the “Trusts” and the David Y.W. Chan Trust, the Edward Y.C. Chan Trust, the Michael Y.J. Chan Trust and the Fred and Annie Chan Gift Trust are collectively referred to in this Schedule 13D as the “Children’s Trusts”).

     Evershine is an investment fund principally engaged in the business of making venture capital and other investments. Everbright is the sole General Partner of Evershine. Everbright is principally engaged in the business of making investments for, and acting as general partner or other authorized person of, investment funds engaged in venture capital and other investments. Everbright is beneficially owned and controlled by Fred Shiu Leung Chan and Annie M.H. Chan.

CUSIP No. 92554D 30 6	Page 13 of 32 Pages

     Victory is a corporation organized for the purpose of effecting the Transaction (defined in Item 4). APPENDIX A hereto contains the name, the principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of: (a) the trustees of the Trusts; (b) the sole director and sole executive officer of Victory; and (c) the members of Everbright.

     During the last five years, neither the Reporting Persons or any person listed on APPENDIX A hereto have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Purchase of Common Stock of the Issuer by Fred Shiu Leung Chan. In October of 1999, Fred Shiu Leung Chan purchased 4,000,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $1,000,000, by delivering to the Issuer a promissory note that was paid in full in March 2000. These shares were purchased prior to the date on which the Issuer registered shares pursuant to Section 12 of the Act. In July of 2001, in connection with a recapitalization of the Issuer, the 4,000,000 shares of Common Stock of the Issuer were converted into 4,400,000 shares of Class B Common Stock. In July of 2002, these shares were subsequently converted into 4,400,000 shares of unclassified Common Stock.

     Purchase of Series B Preferred Stock of Issuer by Evershine XVI, L.P. On January 1, 2000, Evershine purchased 8,000,000 shares of Series B Preferred Stock of the Issuer for an aggregate purchase price of $20,800,000. These shares were purchased prior to the date on which the Issuer registered shares pursuant to Section 12 of the Act. In July of 2001, in connection with a recapitalization of the Issuer, the 8,000,000 shares of Series B Preferred Stock were converted into 8,800,000 shares of Series B Common Stock. In July of 2002, these shares were subsequently converted into 8,800,000 shares of unclassified Common Stock.

     Distribution of Vialta Shares to ESS Technology, Inc. shareholders on August 21, 2001. On August 21, 2001, ESS Technology, Inc. (“ESS”), in a spin-out of the Issuer, issued a dividend of 1.182 shares of the Issuer’s Class A Common Stock for each share of ESS common stock outstanding. In connection with this distribution: (a) Fred Shiu Leung Chan became the beneficial owner of 637,084 shares of Class A Common Stock; (b) Annie M.H. Chan became the beneficial owner of 13,628,050 shares of Class A Common Stock; (c) the David Y.W. Chan Trust became the beneficial owner of 962,830 shares of Class A Common Stock; (d) the Edward T.C. Chan Trust became the beneficial owner of 962,832 shares of Class A Common Stock; (e) the Michael Y.J. Chan Trust became the beneficial owner of 330,960 shares of Class A Common Stock; and (f) the Fred and Annie Chan Gift Trust became the beneficial owner of 2,094,268 shares of Class A Common Stock. In July of 2002, each of these shares were subsequently converted into shares of unclassified Common Stock, in the respective amounts of: (a) 637,084 shares of Common Stock, (b) 13,628,050 shares of Common Stock, (c) 962,830 shares of Common Stock, (d) 962,832 shares of Common Stock, (e) 330,960 shares of Common Stock, and (f) 2,094,268 shares of Common Stock.

     Distribution of Vialta Shares to ESS Technology, Inc. shareholders on November 15, 2002. On November 15, 2002, ESS issued 0.142 shares of the Issuer’s Class A Common Stock for each

CUSIP No. 92554D 30 6	Page 14 of 32 Pages

share of ESS common stock outstanding. In connection with this distribution: (a) Fred Shiu Leung Chan became the beneficial owner of 7,660 shares of Class A Common Stock; (b) Annie M.H. Chan became the beneficial owner of 163,842 shares of Class A Common Stock; (c) the David Y.W. Chan Trust became the beneficial owner of 11,578 shares of Class A Common Stock; (d) the Edward T.C. Chan Trust became the beneficial owner of 11,578 shares of Class A Common Stock; (e) the Michael Y.J. Chan Trust became the beneficial owner of 3,979 shares of Class A Common Stock; and (f) the Fred and Annie Chan Gift Trust became the beneficial owner of 25,179 shares of Class A Common Stock. In July of 2002, each of these shares were subsequently converted into shares of unclassified Common Stock, in the respective amounts of: (a) 7,660 shares of Common Stock, (b) 163,842 shares of Common Stock, (c) 11,578 shares of Common Stock, (d) 11,578 shares of Common Stock, (e) 3,979 shares of Common Stock, and (f) 25,179 shares of Common Stock.

     Acquisition of Options to Purchase the Common Shares of the Issuer by Fred Shiu Leung Chan. On October 5, 1999, Fred Shiu Leung Chan acquired an option to purchase 1,000,000 shares of the Issuer’s Common Stock, with an exercise price of $0.275 per share. Fred Shiu Leung Chan became fully vested in these shares on September 1, 2004 and may exercise options to purchase up to 1,000,000 shares of the Issuer’s Common Stock until October 5, 2009.

     Acquisition of Vialta Shares by Victory on March 28, 2005. On March 28, 2005, in connection with the Transaction (as defined in Item 4), Victory acquired an aggregate of 32,039,840 shares of Common Stock of the Issuer from the Reporting Persons other than Victory (collectively, the “Victory Stockholders”), pursuant to a Contribution Agreement by and among Victory and the Victory Stockholders (the “Contribution Agreement”). For each share of Issuer Common Stock contributed to it by the Victory Stockholders, Victory issued one share of its common stock to the Victory Stockholders. The number of shares of Issuer Common Stock contributed by each of the Victory Stockholders, and their percentage interest in Victory held in the name of such stockholder following the contribution, is set forth below. See Item 5 for information about the control relationships among the various Victory Stockholders.

	Number of Shares of
	Issuer Common Stock
Victory Stockholder	Contributed	% Interest in Victory
Fred Shiu Leung Chan	5,044,744	15.7%
Annie M.H. Chan	5,748,960	17.9%
Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust	8,042,932	25.1%
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y. W. Chan Trust	974,410	3.0%
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y. C. Chan Trust	974,408	3.0%
Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y. J. Chan Trust	334,939	1.0%
Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92	2,119,447	6.6%
Evershine XVI, L.P.	8,800,000	27.5%

TOTALS:	32,039,840	100.0%

     The Contribution Agreement also provides that each Victory Stockholder shall contribute to Victory, as an additional contribution to capital, all shares of the Issuer, if any, that such stockholder may acquire after the date of the Contribution Agreement, until the earlier of (i) the “Effective Time” of the Merger, or (ii) the termination of the Merger Agreement pursuant to its terms.

CUSIP No. 92554D 30 6	Page 15 of 32 Pages

Item 4. Purpose of Transaction.

     On March 28, 2005, the Issuer and Victory entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which Victory will merge with and into the Issuer (the “Transaction”). As part of the Transaction:

     (i) each share of Common Stock of the Issuer held by Victory shall be cancelled without consideration,

     (ii) each share of Common Stock of the Issuer held by all other stockholders of the Issuer (other than Victory) shall be converted into the right to receive $0.36 in cash upon tender therefore in compliance with the exchange mechanics in the Merger Agreement (including waiver of Delaware and California dissenters’ rights),

     (iii) each share of Victory common stock held by each of the Victory Stockholders shall be converted into the right to receive one share of Common Stock of the Issuer,

     (iv) each outstanding vested option exercisable for Issuer’s Common Stock (“Issuer Options”), other than Issuer Options held by Victory, its officers, its directors and the Victory Stockholders (“Victory Options”) shall be cancelled and converted into the right to receive cash (net of exercise price and withholding taxes), and

     (v) each outstanding Victory Option (if any) shall be cancelled without consideration.

     The Transaction is subject to the approval of Issuer’s stockholders, and the following key closing conditions: (i) no material adverse effect shall have occurred, (ii) counsel to Issuer shall have delivered an opinion of counsel, and (iii) Issuer shall have at least $14,500,000 in cash and cash equivalents as of midnight on the day prior to the closing of the Transaction.

CUSIP No. 92554D 30 6	Page 16 of 32 Pages

     The Transaction may be terminated: (i) by mutual written consent of the Board of Directors of each of Victory and Issuer, (ii) by either Issuer or Victory, if the Transaction has not been consummated by August 13, 2005 (provided that failure to consummate was not caused by the failure or inaction of the party seeking to terminate), (iii) if a governmental entity shall have issued a final decree or order restraining or otherwise enjoining the Transaction, (iv) if approval by Issuer’s stockholders is not obtained, after Issuer has engaged in a proper proxy solicitation and duly-convened meeting of Issuer’s stockholders, (v) by Victory, if Issuer’s Special Committee withdraws support for the Transaction, (vi) by either Issuer or Victory, upon the breach of the other party, which breach is not cured following notice and a cure period, or (vii) by Issuer, if necessary to comply with Issuer’s fiduciary duties.

     In order to fund the payments to be made to Issuer’s stockholders and vested option holders (other than the “Victory Holders”, as defined below), Issuer is required to deposit sufficient cash into an “Exchange Fund”, held by the “Exchange Agent” for the Transaction, for the benefit of the Issuer’s stockholders and holders of vested options (other than Victory, its officers, its directors, and the Victory Stockholders, which are collectively referred to in this Schedule 13D as the “Victory Holders”). However, if Issuer does not have sufficient cash to deposit into the Exchange Fund for this purpose, Victory is required to deposit into the Exchange Fund additional cash equal to the shortfall (the “Shortfall”), but not to exceed a maximum of $4,000,000.

     Following the consummation of the Transaction, the Issuer, as the surviving entity, will no longer be listed on the Nasdaq OTC Bulletin Board, and it will terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Act”). The surviving entity will be owned solely by the Victory Stockholders.

     In connection with the Merger Agreement, Victory entered into a Voting Agreement with the Issuer, pursuant to which Victory agreed to vote its shares of Issuer Common Stock in favor of the Transaction.

     In connection with the closing of the Transaction, Mr. Fred Shiu Leung Chan has entered into an Additional Contribution Agreement with Victory, pursuant to which Mr. Chan has agreed to loan an amount of cash to Victory equal to the Shortfall (if any), up to a maximum of $4,000,000, in the event that a Shortfall exists at the relevant time (the “Additional Contribution Agreement”).

     In connection with the Merger Agreement, Victory entered into a Pledge Agreement with the Issuer, pursuant to which Victory has pledged all shares of Issuer Common Stock owned or controlled by Victory to Issuer (the “Pledged Shares”), to secure Victory’s obligations under the Merger Agreement to make up the Shortfall (the “Pledge Agreement”). Pursuant to the Pledge Agreement, Victory has agreed (i) not to sell or transfer any of the Pledged Shares without consent of the Issuer, and (ii) not to permit a lien, security interest or other encumbrance upon the Pledged Shares (other then pursuant to the Pledge Agreement).

     Except as set forth above or in Item 5, Victory and the Reporting Persons do not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

CUSIP No. 92554D 30 6	Page 17 of 32 Pages

Item 5. Interest in Securities of the Issuer.

     (a)-(b) Unless otherwise noted, all percentage amounts referenced in this Item 5 are calculated using 83,052,852 shares of the Issuer’s Common Stock outstanding as of March 7, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005.

     Beneficial Ownership by Group. The Reporting Persons together constitute a “group” within the meaning of Section 13(d)(3) of the Act in that they are acting in concert with respect to their contribution of the Issuer’s shares held by them to Victory as described in the Contribution Agreement. Information with respect to each member of the group is described below.

     As members of a “group”, each of the Reporting Persons may be deemed to share beneficial ownership of 33,039,840 shares of the Common Stock held by the group as a whole, which represents 39.3% of the Issuer’s Common Stock. These shares consist of 32,039,840 shares held by Victory Acquisition Corp. 1,000,000 shares of Issuer’s Common Stock that Fred Shiu Leung Chan may acquire upon exercise of vested stock options.

     Pursuant to the Contribution Agreement, all Victory Stockholders (including Mr. Chan) have agreed to contribute to Victory, as an additional contribution to capital, all shares of the Issuer, if any (including such shares acquired upon exercise of stock options of the Issuer), that such stockholder may acquire after the date of the Contribution Agreement, until the earlier of (i) the “Effective Time” of the Merger, or (ii) the termination of the Merger Agreement pursuant to its terms.

     Fred Shiu Leung Chan, as the sole executive officer and director of Victory and as the beneficial owner of 43.2% of the outstanding Victory shares (including shares held in his name and in the name of Evershine, of which he is one of two managing members of the general partner, but excluding shares held by his wife, Annie M.H. Chan, and each of the Trusts), may be deemed to share both voting and dispositive power over the shares held in the name of Victory. Mr. Chan has sole voting and dispositive power of the stock options held in his name.

     Annie M.H. Chan, as the beneficial owner of 70.5% of the outstanding Victory shares (including shares held in her name, in the name of the Annie M.H. Chan Trust and in the name of Evershine, of which she is one of two managing members of the general partner, but excluding shares held by her husband, Fred Shiu Leung Chan, and by each of the Trusts, other than the Annie M.H. Chan Trust), may be deemed to share both voting and dispositive power over the shares held in the name of Victory.

     Beneficial Ownership Prior to Formation of Group. Immediately prior to the execution of the Contribution Agreement, the following Victory Stockholders were holders of shares of the Issuer as follows:

     Fred Shiu Leung Chan, the Chairman of the Board of Directors of the Issuer, had beneficial ownership with respect to 13,844,744 shares of Issuer’s Common Stock, and held the right to exercise options for up to 1,000,000 shares of the Issuer’s Common Stock, which in the aggregate represented approximately 17.9% of the Issuer’s Common Stock. This beneficial ownership consisted specifically of: (a) 5,044,744 shares of Common Stock held by Fred Shiu Leung Chan in his own name (with respect to which he exercised sole voting and dispositive power), (b) 8,800,000 shares of Common Stock held by Evershine XVI, L.P., of which

CUSIP No. 92554D 30 6	Page 18 of 32 Pages

Everbright II, LLC is the general partner, and of which he is one of two managing members (and with respect to which he exercised shared voting and dispositive power), and (c) options to purchase 1,000,000 shares of Issuer’s Common Stock held by Fred Shiu Leung Chan in his own name (with respect to which he exercised sole voting and dispositive power). These amounts exclude 5,748,960 shares held in the name of Mr. Chan’s wife, Annie M.H. Chan, 8,042,932 shares held in the name of the Annie M.H. Chan Trust, of which Mrs. Chan is the sole trustee, and an aggregate of 4,403,204 shares held in the names of the Children’s Trusts.

     Annie M.H. Chan, the spouse of Fred Shiu Leung Chan, had beneficial ownership with respect to 22,591,892 shares of Common Stock, which in the aggregate represented 27.2% of the Issuer’s Common Stock. Her reported beneficial ownership consisted specifically of: (a) 5,748,960 shares of Common Stock held by Annie M.H. Chan in her own name (with respect to which she exercised sole voting and dispositive power), (b) 8,042,932 shares of Common Stock held by the Annie M.H. Chan Trust, of which she is the sole trustee (and with respect to which she exercised sole voting and dispositive power), and (c) 8,800,000 shares of Common Stock held by Evershine XVI, L.P., of which Everbright II, LLC is the general partner, and of which she is one of two managing members (and with respect to which she exercised shared voting and dispositive power). These amounts exclude 5,044,744 shares of Common Stock and vested options to purchase 1,000,000 shares of Common Stock held in the name of Mrs. Chan’s husband, Fred Shiu Leung Chan, and an aggregate of 4,403,204 shares held in the names of the Children’s Trusts.

     The David Y.W. Chan Trust was the sole beneficial owner of 974,408 shares of Common Stock, which represented 1.2% of the Issuer’s Common Stock. David Y.W. Chan, the beneficiary of the David Y.W. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H.Chan; the trustees of the David Y.W. Chan Trust are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.

     The Edward Y.C. Chan Trust was the sole beneficial owner of 974,410 shares of Common Stock, which represented 0.4% of the Issuer’s Common Stock. Edward Y.C. Chan, the beneficiary of the Edward Y.C. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H.Chan; the trustees of the Edward Y.C. Chan Trust are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.

     The Michael Y.J. Chan Trust was the sole beneficial owner of 334,939 shares of Common Stock, which represented 1.2% of the Issuer’s Common Stock. Michael Y.J. Chan, the beneficiary of the Michael Y.J. Chan Trust, is the son of Fred Shiu Leung Chan and Annie M.H.Chan; the trustees of the Michael Y.J. Chan Trust are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.

     The Annie and Fred Gift Trust and Mee Sim Lee and Sung Kook Kim, as co-trustees of the Annie and Fred Gift Trust shared beneficial ownership of 2,119,447 shares of Common Stock, which represented 2.6% of the Issuer’s Common Stock. Edward Y.C. Chan, Michael Y.J. Chan and David Y.W. Chan, the beneficiaries of the Annie and Fred Gift Trust, are the sons of Fred Shiu Leung Chan and Annie M.H. Chan; the trustees of the Annie and Fred Gift Trust are independent of Fred Shiu Leung Chan and Annie M.H. Chan, neither of whom has any authority over such trust. These amounts exclude all shares and options held by any of the other Reporting Persons.

CUSIP No. 92554D 30 6	Page 19 of 32 Pages

     Evershine, and Everbright as the General Partner of Evershine, had beneficial ownership of 8,800,000 shares of the Issuer’s Common Stock, which represents 10.6% of the Issuer’s Common Stock. Everbright is beneficially owned and controlled by Fred Shiu Leung Chan and Annie M.H. Chan. These amounts exclude all shares and options held by any of the other Reporting Persons.

     (c) Pursuant to the Contribution Agreement, Victory has acquired from the Victory Stockholders beneficial ownership of their aggregate holdings of 32,039,840 shares of the Common Stock of the Issuer, which represents 38.6% of the Issuer’s Common Stock, in exchange for an equal number of shares of Victory Common Stock. See Item 3 above.

     (d) N/A

     (e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Victory and Issuer have entered into a Merger Agreement to effect the Transaction. See Item 4 for a description of the Merger Agreement.

     In connection with the Merger Agreement, Victory entered into a Voting Agreement with the Issuer, pursuant to which Victory agreed to vote its shares of Issuer Common Stock in favor of the Transaction.

     In connection with the Merger Agreement, Victory entered into a Pledge Agreement with the Issuer, pursuant to which Victory has pledged all shares of Issuer Common Stock owned or controlled by Victory to Issuer, to secure Victory’s obligations under the Merger Agreement, including Victory’s obligations to pay an amount of cash into the Exchange Fund, as required, to fund any Shortfall in contributions by the Issuer to the Exchange Fund, up to a maximum of $4,000,000.

     In connection with the closing of the Transaction, Mr. Fred Shiu Leung Chan has entered into an Additional Contribution Agreement with Victory, pursuant to which Mr. Chan has agreed to loan an amount of cash equal to the Shortfall (if any) to Victory, up to a maximum of Four Million Dollars ($4,000,000), in the event that a Shortfall exists at the relevant time.

     In connection with the Transaction, Victory has entered into a Contribution Agreement with the Victory Stockholders, pursuant to which Victory has acquired from the Victory Stockholders beneficial ownership of their aggregate holdings of 32,039,840 shares of the Common Stock of the Issuer, in a 1-for-1 exchange for an equal number of shares of Victory Common Stock issued to the Victory Stockholders.

     The descriptions of such agreements included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.

CUSIP No. 92554D 30 6	Page 20 of 32 Pages

Item 7. Materials to be Filed as Exhibits.

     The following documents are filed as exhibits to this Schedule 13D:

     Exhibit 1. Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on March 31, 2005, and incorporated herein by reference).

     Exhibit 2. Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and the Victory Shareholders.

     Exhibit 3. Voting Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc.

     Exhibit 4. Pledge Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc.

     Exhibit 5. Additional Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Mr. Fred Shiu Leung Chan.

CUSIP No. 92554D 30 6	Page 21 of 32 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2005

Victory Acquisition Corporation

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Title:	President

Fred Shiu Leung Chan

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Annie M.H. Chan

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

CUSIP No. 92554D 30 6	Page 22 of 32 Pages

Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

Title:	Trustee

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 23 of 32 Pages

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 24 of 32 Pages

Evershine XVI, L.P.

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	For Everbright II, LLC (General Partner), as Managing Member

Everbright	II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	As Managing Member of General Partner for Evershine XVI, L.P.

By:	/s/ Fred S. L. Chan

Name:	Fred S. L. Chan

Title:	As Managing Member of General Partner for Evershine XVI, L.P.

CUSIP No. 92554D 30 6	Page 25 of 32 Pages

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the ownership by each of the undersigned of shares of Vialta, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: April 6, 2005

Victory Acquisition Corporation

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Title:	President

Fred Shiu Leung Chan

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Annie M.H. Chan

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

CUSIP No. 92554D 30 6	Page 26 of 32 Pages

Annie M.H. Chan TR UA 07-25-95, The Annie M.H.Chan Living Trust

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan

Title:	Trustee

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 27 of 32 Pages

Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim

Title:	Trustee

Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee

Title:	Trustee

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim

Title:	Trustee

CUSIP No. 92554D 30 6	Page 28 of 32 Pages

Evershine XVI, L.P.

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	For Everbright II, LLC (General Partner), as Managing Member

Everbright	II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan

Title:	As Managing Member of General Partner for Evershine XVI, L.P.

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan

Title:	As Managing Member of General Partner for Evershine XVI, L.P.

CUSIP No. 92554D 30 6	Page 29 of 32 Pages

APPENDIX A

TRUSTEE OF THE ANNIE M.H. CHAN TR UA 07-25-95, THE ANNIE M.H.CHAN LIVING TRUST

Annie M.H. Chan
President of Everlasting Private Foundation
19770 Stevens Creek Boulevard
Cupertino, California 95014

CO-TRUSTEES OF THE MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST

Mee Sim Lee
Information Technology Manager for the State of South Carolina
Division Of Resource and Information Management
South Carolina Dept of Correction
4444 Broad River Road
Columbia, South Carolina 29210
Phone: 803 896-2114

Sung Kook Kim
Pastor of the Living Word Korean Baptist Church
1494 California Circle
Milpitas CA 95035

Myong Shin Kim
Secretary for the Everlasting Private Foundation
19770 Stevens Creek Boulevard
Cupertino, California 95014

CO-TRUSTEES OF THE MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST

Mee Sim Lee
Information Technology Manager for the State of South Carolina
Division Of Resource and Information Management
South Carolina Dept of Correction
4444 Broad River Road
Columbia, South Carolina 29210
Phone: 803 896-2114

Sung Kook Kim
Pastor of the Living Word Korean Baptist Church
1494 California Circle
Milpitas CA 95035

Myong Shin Kim
Secretary for the Everlasting Private Foundation
19770 Stevens Creek Boulevard
Cupertino, California 95014

CUSIP No. 92554D 30 6	Page 30 of 32 Pages

CO-TRUSTEES OF THE MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST

Mee Sim Lee
Information Technology Manager for the State of South Carolina
Division Of Resource and Information Management
South Carolina Dept of Correction
4444 Broad River Road
Columbia, South Carolina 29210
Phone: 803 896-2114

Sung Kook Kim
Pastor of the Living Word Korean Baptist Church
1494 California Circle
Milpitas CA 95035

Myong Shin Kim
Secretary for the Everlasting Private Foundation
19770 Stevens Creek Boulevard
Cupertino, California 95014

CO-TRUSTEES OF THE SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92

Mee Sim Lee
Information Technology Manager for the State of South Carolina
Division Of Resource and Information Management
South Carolina Dept of Correction
4444 Broad River Road
Columbia, South Carolina 29210
Phone: 803 896-2114

Sung Kook Kim
Pastor of the Living Word Korean Baptist Church
1494 California Circle
Milpitas CA 95035

DIRECTOR OF VICTORY ACQUISITION CORPORATION

Fred Shiu Leung Chan
Chairman of Vialta, Inc.
C/o Vialta, Inc.
48461 Fremont Blvd.
Fremont, California 94538

EXECUTIVE OFFICERS OF VICTORY ACQUISITION CORPORATION

Fred Shiu Leung Chan
Chairman of Vialta, Inc.
C/o Vialta, Inc.
48461 Fremont Blvd.
Fremont, California 94538

CUSIP No. 92554D 30 6	Page 31 of 32 Pages

MEMBERS OF EVERBRIGHT II, LLC

Fred Shiu Leung Chan
Chairman of Vialta, Inc.
C/o Vialta, Inc.
48461 Fremont Blvd.
Fremont, California 94538

Annie M.H. Chan
President of Everlasting Private Foundation
19770 Stevens Creek Boulevard
Cupertino, California 95014

CUSIP No. 92554D 30 6	Page 32 of 32 Pages

EXHIBIT INDEX

Exhibit	Title
1	Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc. (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on March 31, 2005, and incorporated herein by reference).

2	Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and the Victory Shareholders.

3	Voting Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc.

4	Pledge Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Vialta, Inc.

5	Additional Contribution Agreement, dated as of March 28, 2005, by and between Victory Acquisition Corporation and Mr. Fred Shiu Leung Chan.